Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

EBR SYSTEMS, INC.

EBR Systems, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

1.       The name of the Corporation is EBR Systems, Inc.

2.       The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on April 25, 2003 and was last amended and restated on November 18, 2021, and further amended on May 22, 2025 (the “Restated Certificate”).

3.       The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Restated Certificate as follows:

(i)        Article IV, Part A of the Restated Certificate is amended and restated in its entirety as follows:

“This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 610,000,000 shares. 600,000,000 shares of which shall be Common Stock, having a par value per share of $0.0001. 10,000,000 shares of which shall be Preferred Stock, having a par value per share of $0.0001.

Effective as of 4:00 a.m., Eastern Time, on April 1, 2026 (the “Effective Time”), each ten (10) shares of the Common Stock issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of common stock shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Common Stock.”

4.       This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with the provision of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer as of March 26, 2026.

EBR Systems, Inc.

/s/ John McCutcheon
Name: John McCutcheon
Title: President and Chief Executive Officer